MAIL STOP 3561

      October 13, 2005

Mr. Rahul Prakash, Chairman
Global Services Acquisition Corp.
9302 Lee Highway, 5th Floor
Fairfax, Virginia 22031

Re:	Global Services Acquisition Corp.
		Registration Statement on Form S-1
      Filed September 15, 2005
		File No. 333-128350

Dear Mr. Prakash:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.
      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement Cover Page
1. The registration statement fee table indicates that you are registering 1,537,500 Class W warrants and 1,537,500 Class Z warrants that were previously issued to your officers, directors and advisors.
Registration of such warrants would appear to constitute a secondary offering by these shareholders. Please advise and amend your registration statement as appropriate to reflect this fact. We may have further comment.
2. We are unable to locate in the registration fee table the registration of the shares of common stock underlying the Series A and Series B units, or the Class W and Class Z warrants underlying such units. In addition, it is not clear that the appropriate amount of shares of common stock underlying such warrants have been registered. Finally, it does not appear that registration filing fees have been paid, as required under Rule 457, with respect to all of the securities that the company is attempting to register in this registration statement. Please revise or advise.

General
3. Please furnish supplementally a statement as to whether or not the amount of compensation to be allowed or paid to the underwriters has been cleared with the NASD. Prior to the effectiveness of this registration statement, the staff requests that we be provided with a copy of the letter informing that the NASD has no objections.
4. Tell us the factors you considered in determining to value this offering at $30,460,000 and offer the Series A units at $10.50 per unit and the Series B units at $10.10 per unit. What factors did you consider when determining that you might need $26,260,000 in the trust fund to effect the business combination contemplated by the registration statement? Discuss the specific factors and motivations behind the valuation. Please note in particular that we are not seeking simply whether or not you have "a specific business combination under consideration" but are looking more to the type, nature and results to date of any and all diligence, evaluations, discussions (formal or informal), negotiations and/or other similar activities undertaken, whether directly by the company, an affiliate thereof, or an unrelated third party, with respect to a business combination transaction involving the company. This includes the time period before the company`s corporate existence was established on August 10, 2005 and encompasses any and all evaluations and/or discussions that may have taken place prior to the involvement of the principals with the formal entity of Global Services Acquisition Corp. Given management`s extensive and high-level experience in the business process services and outsourcing industries as senior executives, business consultants and/or entrepreneurs, the precise nature of their knowledge about their ability to effect a combination with a company whose fair market value is equal to at least 80% of the company`s net assets may be material information for which appropriate disclosure is required. We may have further comment.
5. We note the structure of this offering and its similarity to numerous blank check offerings underwritten on a firm commitment basis that recently have been registered with the Commission.
With a
view towards disclosure, identify for us supplementally the names of the companies that have registered or are seeking to register blank check offerings underwritten on a firm commitment basis in which an officer, director, affiliate, underwriter or attorney of the registrant have been involved; the Securities Act Form the companies` filed on; if applicable, the date of effectiveness; and, the status of the offering thus far. In this regard, tell us the amount escrowed to date and whether the blank check companies have engaged in the desired business combination outlined in the prospectus.
To
assist the staff in this regard, please present the information in a tabular format.
6. We note that the company has marked the box on the registration statement facing page indicating that delivery of the prospectus is expected to be made in compliance with Rule 434. Please supplementally discuss the circumstances in which the company intends to utilize the provisions of Rule 434 and how the company intends to comply with the requirements of Rule 434.
7. Discuss the company`s position as to whether or not holdings of the Series A units, and/or the common stock and warrants underlying such units, are required to be reported under Section 16 of the Securities Exchange Act of 1934, as amended.

Cover Page
8. Please disclose that you intend to initially focus on target businesses in the business process services industry.

Prospectus Summary, page 1
9. Please explain "non-core" as used in the third paragraph on page one.
10. Disclose any priorities or preferences the company has with respect to the potential industry segments listed on page 1 and detail the basis for such preferences.
11. In the summary, and elsewhere as appropriate, provide additional discussion of the company`s focus on target companies with operational and structural deficiencies, including a discussion of the risks and potential benefits to such a focus. Additionally, provide disclosure in an appropriate place to highlight management`s prior experience and expertise, if any, with respect to turning around underperforming companies and discuss the needs for specific management and other personnel required to successfully improve performance of underperforming or "troubled" companies. We may have further comment.
12. Discuss the company`s methodology in locating companies with "high cost structures" and "operating inefficiencies."
13. Provide disclosure, here and elsewhere as appropriate, to detail the impact of foreign-based operations on the company and its operating structure and financial position.
14. At the bottom of page one, you state that "[s]ince our formation," you have not undertaken or had any conversations or contacts with any target business. Please delete "Since our formation."
15. You state that you have not engaged or retained any agent or other representative to identify or locate an acquisition candidate.
Clarify this statement by also disclosing the fact that the HCFP/Brenner has been engaged to act as your investment banker in a business combination.
16. Clarify whether the "Current Report on Form 8-K" will be distributed to unit holders.
17. Please include the proposed OTCBB symbols for your shares of common stock and warrants.
18. You disclose under "Limited payments to insiders" that no fees or cash payments will be paid to any existing shareholders, officers, directors or affiliates prior to a business combination. This disclosure suggests that fees or cash payments may or will be made to such persons following a business combination. Please clarify.
19. Under "Distribution of proceeds held in trust to Class B stockholders..." and in an appropriate risk factor, please state the amount per share that public stockholders of your Series B units will receive if you are forced to liquidate before a business combination.
In this regard, we note the disclosure on page 8 that holders of Series A units will bear all the costs of the offering, including underwriting discounts and commissions. We also note the disclosure in the table on page 59 which suggests that certain discounts and expense allowances will be deducted from the Series B units. Please advise and reconcile.

Risk Factors, page 10
20. Please identify in risk factor seven the executive officers that will be personally liable to ensure the funds in trust are not reduced by vendor and other claims. Explain "severally."
21. You state in risk factor 19 that your "initial security holders...have also issued warrants to purchase 3,075,000 shares of common stock at $5.00 per share." Please explain.
22. You disclose in risk factor 23 that you believe each non-employee director is "independent." You also disclose on page 50 that your directors may not be deemed "independent." Please reconcile.

23. Please avoid the generic conclusion you reach in several of your risk factor narratives and subheadings that the risk could "harm," "negatively affect," "adversely affect," or "negatively impact" your business, financial condition, or results of operations. Instead, replace this language with specific disclosure of how your business, financial condition and operations would be affected. See, for example, risk factors 27-31, 34, 36 and 38.
24. Risk factor 32 is generic and applies to most companies. Either delete it or substantially revise it to reflect the particular and specific risk posed to your company and investors in this offering.

Use of Proceeds, page 25
25. You appear to have allocated proceeds not held in trust to due diligence in three separate line items: the first, the second and the fifth (reserves). Either this allocation is duplicative or the disclosure does not adequately discuss the specific due diligence undertakings contemplated. Please advise or revise.
26. We note that the Underwriting non-accountable expense
allowance
is listed as 1% of gross proceeds.  However, the dollar value of this
expense does not vary between the two columns presented even though
the gross proceeds increases.  On page 59 you explain that the non-
accountable expense allowance is not payable in the event the over-
allotment option is exercised.  Please consider a footnote on page
25
explaining this issue to the reader.

Dilution, page 27
27. In addressing Item 506 of Regulation S-K, we note that you present both common stock and Class B common stock together for purposes of discussion and presenting the dilution to new investors.
However, the A and B units are not comparable in their rights or pricing, nor is it likely that they will contain the same investors.
Please explain the basis for presenting these units together, or revise the disclosures to present them separately.

Proposed Business, page 32
28. Please reconcile the statement on page 32 that "we intend to initially focus on target businesses in this industry" with the statement on page 33 that you "have not selected any target businesses or target industry on which to concentrate [y]our search for a business combination." In addition, to the extent that the company has not determined a target industry as of yet, it is not appropriate to either provide detailed disclosure concerning a target industry or industry segment (such as is found on pages 20-24, page
32, page 34, etc.), or to provide additional disclosure with respect to management and its prior experience to highlight management`s experience in a specific target industry or segment (pages 43-47). Please revise or advise.
29. To the extent that Mr. Jain and WTP Capital, LLC have existing portfolio companies who may be interested in a transaction in the near future, please confirm that no discussions or plans are currently in place (or contemplated) whereby a portfolio company would merge with the company. Additionally, disclose the methodology and procedures the company plans to implement to ensure that any such transaction is conducted on an arm`s-length basis and in a manner that adequately protects all unaffiliated stockholders.
30. Please provide the date of the A.T. Kearney report.
31. Under "Limited ability to evaluate the target business` management," identify the current members of management that you expect to remain associated with the company. Clarify "associated."
We note the disclosure that such persons may receive cash payments or shares for services following a business combination and that such payments would be negotiated at the time of negotiations for the business combination. Elaborate both here and in the Conflicts of Interest section on the probable conflict that will result as members of management negotiate both the terms of the business combination and the terms of payment for services to themselves.
32. Under "Facilities" on page 39, we note that the address given for your executive office is the same address listed on the WTP Capital
LLC website (http://www.wtpcapital.com/home.html) and that WTP Capital LLC is the sole owner of your shares. Please advise us of the following:
a. How many other businesses are currently located at that address?
Please also disclose their name, ownership and types of activities they engage in?
b. Who is listed as the tenant for this location with the landlord?
To the extent that Everest Telecom LLC is not the tenant, please advise why the $7,500 is being paid to it, and not another entity at that location.
c. Please confirm whether any of the entities at this location, or any portfolio company of an entity at this location, is currently considered a merger target of the company.

Comparison to offerings of blank check companies, page 39
33. Please revise your tabular presentation to specifically discuss, in separate columns, the Series A units and Series B units and how the terms of your offering compare to the protective provisions of a
Rule 419 offering.



Management, page 43
34. We note that your disclosure that two of the firms Mr. Jain is associated with engage in "international labor-rate arbitrage."
Please explain what is meant by this term.
35. Please disclose Mr. Vashishta`s relationship with Tholons
Capital.
36. Discuss the role that your senior advisors will serve, including any decision making or voting authority.

Conflicts of Interest, page 46
37. In your discussion of conflicts of interest, here and elsewhere, you state that you "cannot assure [the investor] that any of the above mentioned conflicts will be resolved in our favor." Please identify the potential ramifications to the investor of this statement.
38. Provide disclosure for each officer and director of the company setting forth each entity and instance for which such officer and/or director has a pre-existing/preferential fiduciary duty or obligation with respect to the presentation of business opportunities to that of the company.

Principal Stockholders, page 48
39. Reference is made to footnotes three and four. Disclose the control person(s) for both WTP Capital and Tholons Capital.
40. Please disclose, here and elsewhere as appropriate, the terms of the warrants held by the existing shareholders, including exercise price, term, etc.

Certain Transactions, page 50
41. The disclosure indicates that WTP is the sole holder of your common stock and has agreed to waive all rights to participate in any liquidation. We do not understand why the disclosure refers to WTP and not to Mr. Jain.

Description of Securities, page 52
42. Please clarify which shareholders would have the right to vote on subsequent business combinations following the conversion of the Class B common stock into common stock.

Underwriting, page 57
43. Tell us whether the representative or any members of the underwriting syndicate will engage in any electronic offer, sale or distribution of the shares and describe their procedures to us supplementally. If you become aware of any additional members of the underwriting syndicate that may engage in electronic offers, sales or distributions after you respond to this comment, promptly supplement your response to identify those members and provide us with a description of their procedures. Briefly describe any electronic distribution in the filing, and confirm, if true, that the procedures you will follow with respect to any electronic distribution will be consistent with those previously described to and cleared by the Office of Chief Counsel.
44. Tell us whether you or the underwriters have any arrangements with a third party to host or access your preliminary prospectus on the Internet. If so, identify the party and the website, describe the material terms of your agreement, and provide us with a copy of any written agreement. Provide us also with copies of all information concerning your company or prospectus that has appeared on their website. Again, if you subsequently enter into any such arrangements, promptly supplement your response.
45. If the company or the underwriters intend to engage a directed share program in conjunction with this offering, please describe to us the mechanics of how and when these shares were or will be offered and sold to investors in the directed share program for this offering. For example, tell us how the prospective recipients and number of reserved shares is determined. Tell us how and when the company and underwriter notified or will notify the directed share investors, including the types of communications used. Discuss the procedures these investors must follow in order to purchase the offered securities, including how and when any communications are sent or received or funds are received by the underwriters or you. How do the procedures for the directed share program differ from the procedures for the general offering to the public? Provide us with copies of all written communications with prospective purchasers about the directed share program.
46. In your underwriting agreement you agree to reimburse the HCFP/Brenner representative to the board for reasonable out of pocket expenses in connection with its attendance at board meetings. Please disclose this information here and elsewhere, as appropriate.
47. Please advise when the distribution will terminate.


Financial Statements

Note 5 - Commitment, F-9
48. Please disclose in the footnotes to the financial statements the material terms of your commitments to HCFP/Brenner Securities relating to underwriting discounts, non accountable expenses, warrant solicitation fee and other related expenses disclosed in the section " Underwriting" and elsewhere in the registration statement.


Note 7 - Warrants and Option to Purchase Common Stock, F-10
49. We noted you issued warrants for $153,750. Please cite the specific authoritative literature that you used to support your accounting treatment regarding your initial balance sheet classification. Your response should include a narrative discussion regarding the applicability of SFAS 133 and how you complied with the guidance in EITF 00-19. Please revise to disclose the material terms of the warrants; state whether the warrants may be exercised or settled in registered or unregistered shares; discuss the settlement methods (for example, net share settlement or net cash settlement, etc.) and its likely future effect on your financial condition and results of operations.
50. We note that the underwriter will be issued a UPO to purchase up to 20,000 Series A units and/or up to130,000 Series B units. Please revise your disclosures to include a full discussion of the significant terms and conditions required for the underwriter to receive both the Series A and Series B units as part of the option versus Series A or Series B units and relevant units assumed used in computing the estimated fair value of the UPO at $421,000.

General
51. Please provide a currently dated consent in any amendment to the registration statement.









Closing Statements

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that


* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Raj Rajan at (202) 551-3388 if you have questions regarding comments on the financial statements and related matters. Please contact Jay Williamson at (202) 551-3393 or
William
Bennett at (202) 551-3389 with any other questions.

      Sincerely,



      John Reynolds
      Assistant Director

cc:	Robert J. Mittman
	Fax: (212) 885-5001

	David Miller
	Graubard Miller
	405 Lexington Avenue
	New York, NY 10174






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Mr. Rahul Prakash, Chairman
Global Services Acquisition Corp.
October 13, 2005
P. 1